

March 13, 2014

<u>Via E-mail</u>
Eric Stoppenhagen
President and Chief Financial Officer
DigiPath, Inc.
1328 W. Balboa Blvd., Suite C
Newport Beach, CA 92661

>   **Re: DigiPath, Inc.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed March 3, 2014**
>   **File No. 000-54239**

Dear Mr. Stoppenhagen:

We have limited our review of your filing to the issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please explain your basis for incorporating certain information by reference into your information statement. Please refer to Note D to Schedule 14A.

2.   Please revise your discussion of the proposal to increase the number of authorized shares of preferred stock to indicate the purpose of the authorization of these securities or advise. Please refer to Item 11(c) of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Beth Frohlichstein at (202) 551-3789 or me at (202) 551-3233 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief